Scythian Biosciences Corp. Announces Expansion of its Global Footprint into Jamaica with Binding Letter of Intent

– Marigold Teams with University of West Indies for Research and Development –

– Marigold Receives Five Conditional Cannabis Related Licenses –

Toronto, ON – March 22, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that it has entered into a binding letter of intent dated March 21, 2018 (“Letter of Intent”) to acquire Marigold Acquisitions Inc. (the “Acquisition”). The Acquisition will result in Scythian becoming a major stakeholder of Marigold Projects Jamaica Ltd. (“Marigold”), a Jamaican company, which has received conditional licenses to cultivate, process, sell and provide therapeutic or spa services utilizing cannabis products. In consideration, Scythian will issue 1,500,000 common shares at the current price per share of $23.00 to the selling parties. Following completion of the Acquisition, the Company will own a 49% interest in Marigold as well as a 95% royalty interest in the net revenues from products sold by Marigold.

Marigold was granted one of only three original permits in Jamaica by the Ministry of Science and Technology for the research and development (“R&D”) of cannabis products.

The experimental R&D permit allows for the immediate cultivation of cannabis. In addition, the University of West Indies and Marigold have signed a strategic agreement to jointly develop and test products derived from high cannabidiol cannabis sativa strains to establish their efficacy in treating diabetes, hypertension, pain and other ailments.

“Scythian is honoured to join forces with the prestigious cannabis research program at the University of West Indies where scientists have been exploring its medical possibilities since 1980,” said Jonathan Gilbert, CEO. “This foundation of scientific research, combined with cultivation and processing capacity, positions Scythian as a leader in the Jamaican medical cannabis industry.”

Marigold’s leadership in the cutting-edge science of cannabis cultivation and precision dosing brings added depth and prestige to an already strong team. Marigold’s lead cultivator has won numerous cultivation awards including the prestigious Cannabis Cup an impressive 19 times for its world class, genetically engineered and globally-recognized cannabis strains, including Love Potion #1 and Pink Kush.

The Jamaican Cannabis Licensing Authority has granted Marigold five conditional licenses to cultivate, process and market medical cannabis, and to provide therapeutic or spa services utilizing cannabis products.

The five conditional licenses include:

●	A tier 3 conditional license to cultivate over five acres (20,235 square metres) of land with cannabis for medical, scientific and therapeutic purposes.

●	A tier 2 conditional license to process cannabis for medical, scientific and therapeutic purposes, including the manufacturing of cannabis-based products, in a space of over 200 square metres.

●	A conditional herb house retail license to sell cannabis products for medical, scientific and therapeutic purposes, with a space for immediate consumption by consumers.

●	A conditional therapeutic retail license to provide therapeutic or spa services utilizing cannabis products.

●	A conditional R&D license.

“We are delighted to add Jamaica’s leading medical cannabis company under the Scythian umbrella as we continue to build our foothold in the international market,” said Jonathan Gilbert, CEO. “This acquisition will provide Scythian with a highly scalable production profile in an environment that produces year-round yields combined with increased research opportunities with the inclusion of new strains and growing environments to test in partnership with the University of West Indies.”

The Board has engaged Clarus Securities Inc. to provide a fairness opinion on the fairness of the Acquisition to the shareholders of Scythian. The board has received a verbal opinion that the consideration payable by Scythian pursuant to the Acquisition is fair, from a financial point of view, to the Scythian shareholders. A final fairness opinion will be received from Clarus Securities Inc. prior to signing of the Definitive Agreement.

The Letter of Intent provides that Scythian and Marigold Acquisition Inc. will negotiate and enter into a binding definitive agreement relating to the Acquisition (the “Definitive Agreement”).

The Acquisition is subject to regulatory approval by the TSX Venture Exchange (“TSXV”). The Acquisition also remains subject to notification to the Jamaica Cannabis Licensing Authority (“CLA”).

About Scythian Biosciences Corp.

Scythian is a research and development company committed to finding a solution for the prevention and treatment of concussions and traumatic brain injury with its proprietary Cannabinoid combination.

Scythian’s mission is to be the first accepted drug regimen for concussive treatment. Scythian has recently formed a collaboration with the University of Miami and its world-renowned neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. The University of Miami believes that Scythian’s scientific approach shows significant promise and differs from previous approaches to treat this growing problem. The collaboration with the University of Miami allows access to their extensive knowledge base in the fields of traumatic brain injury and concussions and allows for Scythian’s clinical studies to be undertaken at their world-class facilities.

Gillian A. Hotz, PhD, is leading Scythian’s program at the University of Miami. Dr. Hotz is a nationally recognized behavioural neuroscientist and expert in neurotrauma, concussion management, and neurorehabilitation. She has extensive experience in neurocognitive testing. Dr. Hotz has been the co-director of University of Miami Miller School of Medicine’s Concussion Program since 1995.

Scythian is also endorsed by Pro Football Legends and the World Boxing Association on its mission.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward looking information”) within the meaning of applicable Canadian securities laws, that are not based on historical fact, including, without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Letter of Intent, the Acquisition, the Definitive Agreement and Marigold’s first commercial harvest of cannabis along with Marigold’s expected production results.

Forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those discussed in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risk and uncertainties include the risk that that the Acquisition will not be successfully completed for any reason (including the failure to meet any condition precedent to the Letter of Intent and/or failure obtain the required approvals or clearances from the TSXV and the CLA), that the first commercial harvest of cannabis is delayed or does not occurred at all and that Marigold’s expected production results will differ.

Although the Company has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.